UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Issuer)

Series A Common Stock, no par value

(Title of Class of Securities)

21240E105

(CUSIP Number)

May 8, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 21240E105

1.	Names of Reporting Persons

INCA Latin American Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	7,575,200
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	7,575,200
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,575,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.9%

12.	Type of Reporting Person (See Instructions)

PN

*	Ownership information above is as of the close of business on July 17, 2017, the business day before the filing of this Schedule 13G.

Page 2 of 10 Pages

CUSIP No. 21240E105

1.	Names of Reporting Persons

INCA Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	54,266,600
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	54,266,600
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

54,266,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.2%

12.	Type of Reporting Person (See Instructions)

OO

*	Ownership information above is as of the close of business on July 17, 2017, the business day before the filing of this Schedule 13G.

Page 3 of 10 Pages

CUSIP No. 21240E105

1.	Names of Reporting Persons

INCA Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	7,575,200
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	7,575,200
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,575,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.9%

12.	Type of Reporting Person (See Instructions)

OO

*	Ownership information above is as of the close of business on July 17, 2017, the business day before the filing of this Schedule 13G.

Page 4 of 10 Pages

CUSIP No. 21240E105

1.	Names of Reporting Persons

Fernando Donayre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	54,266,600
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	54,266,600
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

54,266,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.2%

12.	Type of Reporting Person (See Instructions)

IN

*	Ownership information above is as of the close of business on July 17, 2017, the business day before the filing of this Schedule 13G.

Page 5 of 10 Pages

Item 1.

(a)	The name of the issuer is Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B, Colonia Zedec Santa Fe, United Mexican States, Mexico City, 01210.

Item 2.

(a)	This statement (this “Statement”) is being filed by: (1) INCA Latin American Fund, LP, a Delaware limited partnership (the “Fund”); (2) INCA Investments, LLC, a Delaware limited liability company (the “Investment Manager”); (3) INCA Management, LLC, a Delaware limited liability company (the “General Partner”); and (4) Fernando Donayre (all of the foregoing, collectively, the “Reporting Persons”). The Fund is a private investment vehicle and directly owns 7,575,200 of the shares of Series A Common Stock reported in this Statement, with the remaining 46,691,400 shares of Series A Common Stock held in separately managed accounts (“SMAs”) managed by the Investment Manager. The Investment Manager is the investment manager to the Fund and the SMAs. The General Partner is the general partner of the Fund. Mr. Donayre is Managing Member of the Investment Manager and the General Partner and is the Portfolio Manager for the Fund and the SMAs. The Investment Manager, the General Partner and Mr. Donayre may be deemed to beneficially own the shares of Series A Common Stock owned directly by the Fund and the SMAs. Each Reporting Person disclaims beneficial ownership with respect to any shares of Series A Common Stock other than those owned directly by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 8950 SW 74th Court, Suite 2101, Miami, Florida 33156.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Series A Common Stock, no par value, of the Issuer (the “Series A Common Stock”).

(e)	The CUSIP Number of the Common Stock is 21240E105.

Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of close of business on July 17, 2017, the business day before the filing of this Statement. As of the Event Date of May 8, 2017, the Fund directly owned 5,532,000 shares of Series A Common Stock and the SMAs directly owned 38,613,580 shares of Series A Common Stock, collectively amounting to 44,145,580 shares of Series A Common Stock and representing 5.0% of all of the outstanding shares of Series A Common Stock. The percentage ownership of each Reporting Person is based on 877,856,206 shares of Series A Common Stock outstanding as of December 31, 2016, as reported by the Issuer in its Form 20-F filed on April 28, 2017.

Pursuant to the Issuer’s bylaws, shares of Series A Common Stock can be directly owned only by Mexican individuals or entities controlled by Mexican individuals. As a result, the Fund and the SMAs hold American Depositary Shares (“ADSs”), with each ADS representing ten (10) Ordinary Participation Certificates (“CPOs”), and with each CPO representing a financial interest in one share of Series A Common Stock.

None of the Reporting Persons has voting rights with respect to the ADSs held by such Reporting Person; accordingly, the filing of this Statement may not be required. However, in the event that the ADSs were transferred to a Mexican individual or entity controlled by Mexican individuals, and such new holder(s) held shares of Series A Common Stock directly, such new holder(s) would have voting power over such shares of Series A Common Stock. Accordingly, the Reported Persons have elected to file this Statement out of an abundance of caution.

Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2017

Fernando Donayre

INCA Investments, LLC

INCA Management, LLC

INCA Latin American Fund, LP

By:	/s/ Fernando Donayre
Fernando Donayre, for himself and as Managing Member of the Investment Manager and the General Partner (for itself and the Fund)

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 10 of 10 Pages